Exhibit 21.1
Black Creek Industrial REIT IV Inc. Entities
(as of December 31, 2017)

ENTITY NAME	DOMESTIC JURISDICTION	FOREIGN QUALIFICATION
BCI IV Acquisitions LLC	Delaware	n/a
BCI IV Advisors LLC	Delaware	Colorado
BCI IV Advisors Group LLC	Delaware	Colorado
BCI IV Operating Partnership LP	Delaware	Colorado
Black Creek Industrial REIT IV Inc.	Maryland	Colorado